Minco GOLD Corporation

Management’s Discussion and Analysis

For the THREE AND NINE MONTH ENDED SEPTEMBER 30, 2015

This Management’s Discussion and Analysis (“MD&A”) of Minco Gold Corporation (“we”, “our”, “us”, “Minco Gold” or the “Company”) has been prepared on the basis of available information up to November 13, 2015, should be read in conjunction with the unaudited condensed consolidated interim financial statements and notes thereto prepared by management for the three and nine months ended September 30, 2015 and the audited consolidated financial statements and notes thereto prepared by management for the years ended December 31, 2014. The Company’s condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Except as noted, all financial amounts are expressed in Canadian dollars. All references to "$" and "dollars" are to Canadian dollars, all references to “US$” are United States dollars and all references to "RMB" are Chinese Renminbi.

Additional information, including the audited consolidated financial statements for the year ended December 31, 2014, and the MD&A and annual report on Form 20-F for the same period, is available under the Company's profile on SEDAR at www.sedar.com. The Company’s audit committee reviews the condensed consolidated interim financial statements and MD&A, and recommends approval to the Company’s board of directors.

Minco Gold (TSX: MMM/NYSE MKT: MGH/FSE: MI5) was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. The Company changed its name to Minco Gold in 2007. The principal business activities of the Company include the acquisition, exploration and development of gold properties.

Before July 31, 2015, the Company had subsidiaries as follows:

Wholly-owned subsidiaries Minco Mining (China) Co., Ltd. (“Minco China”), Yuanling Minco Mining Ltd (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng), and Minco Resource Limited (“Minco Resources”).

The Company, through Minco China, established Tibet Minco on January 29, 2013 for the purpose of potential future transactions.

The Company, indirectly through Minco China and Tibet Minco, owned a 51% interest in a company formed and known as Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”), which holds the Changkeng Gold property and the Changkeng Exploration Permit.

On July 31, 2015, the Company sold its Chinese subsidiaries to Minco Silver Corporation’s (“Minco Silver”) wholly-owned subsidiary, Minco Investment Holding HK Ltd. (“Minco Investment”).

As at September 30, 2015, the Company owned an 18.45% equity interest in Minco Silver, a publicly traded company listed on the Toronto Stock Exchange, which through its subsidiary holds title to the Fuwan Silver Project located in Guangdong Province, P.R China.

As at September 30, 2015, the Company had 50,561,381 common shares and 6,764,834 stock options outstanding, for a total of 57,326,215 common shares outstanding, on a fully diluted basis.

As at the date of this MD&A, the Company had 50,561,381 common shares and 6,764,834 stock options outstanding, for a total of 57,326,215 common shares outstanding, on a fully diluted basis.

Table of Contents

1.	Highlights for the Period
2.	Projects and Equity Investment in Minco Silver
3.	Results of Operations
4.	Summary of Quarterly Results
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5.	Liquidity and Capital Resource
6.	Off – Balance Sheet Arrangements
7.	Transactions with Related Parties
8.	Critical Accounting Estimates
9.	Accounting Standards Issued but Not Yet Applied
10.	Financial Instruments
11.	Risk Factors and Uncertainties
12.	Disclosure Controls and Procedures and Internal Controls over Financing Reporting
13.	Cautionary Statement on Forward Looking Information

1.	Highlights for the Period

On May 22, 2015, the Company entered into the share purchase agreement (“SPA”) with Minco Silver and Minco Silver’s wholly-owned subsidiary, Minco Investment. Pursuant to the SPA, the Company sold all of the issued and outstanding shares of Minco Resources, which holds Minco China. Minco China owns certain subsidiaries including Yuanling Minco, Tibet Minco, Huanihua Tiancheng, a legal ownership of Foshan Minco Mining Co. Ltd. (“Foshan Minco”) and a 51% interest in Mingzhong, which owns the Changkeng Gold Project. By selling Minco China, the trust agreement related to the funding of the Fuwan Project was eliminated. Three assets are retained by the Company including the contingent receivable from a legal settlement with 208 Team, the Gold Bull Mountain Property, and the Longnan permits. The aggregate purchase price was $13,716,397, net of other adjustment of $15,863. In accordance with the agreement, $3,700,000 was used to repay the amounts due from Minco Gold to Minco Silver. This sale transaction was completed on July 31, 2015 and the Company received the purchase price from Minco Silver.

A gain of $18,536,407 has been recorded on the sale, based on the consideration received less the carrying value of the assets sold. Minco Gold has entered into a trust agreement with Minco Silver and Minco China where Minco China holds the above retained assets in trust for Minco Gold.

2.	Projects and Equity Investment in Minco Silver

The following is a brief discussion of the properties that Minco Gold holds through its trust agreement and its investment in Minco Silver. Information of a technical or scientific nature respecting the Company's mineral properties ("Technical Information") is primarily derived from the documents referenced herein. Technical Information which appears in this MD&A has been reviewed and approved by Thomas Wayne Spilsbury, an independent director of Minco Silver, in which the Company owned an 18.45% equity interest as at September 30, 2015. Mr. Spilsbury is a Member of the Association of Professional Engineers and Geoscientists of British Columbia (P Geo), a Member of the Australian Institute of Geoscientists and a Fellow of the Australasian Institute of Mining and Metallurgy CP (Geo) and is a "qualified person", as defined in NI 43-101. The Company operates quality assurance and quality control of sampling and analytical procedures.

All sample length information that follows refers to reported sample length; the lengths reported may not necessarily represent true thickness of the mineralization.

The Company intends to use the proceeds from the sale of its subsidiaries to pursue strategic mineral acquisitions, joint ventures or other transactions outside of China.

2.1	Longnan Projects

The following is a brief description of the Company's Longnan Properties. Technical Information respecting the Company's Yejiaba Project appearing in this MD&A has been primarily derived from the NI 43-101 compliant technical report entitled "Independent Technical Report on the Yejiaba Gold-Polymetallic Project Gansu Province, P.R. China", dated effective April 29, 2012 and prepared by Calvin R. Herron, P. Geo Ontario, a consultant to the Company and a qualified person for NI 43-101, available on SEDAR at www.sedar.com. Readers should refer to the aforementioned technical report for more information.

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Exploration Activities - Longnan Region Projects

Following the transaction in the quarter with Minco Silver, Minco China held nine exploration permits in the trust for the Company in the Longnan region in the south of Gansu Province in China during 2015. The Longnan region is within the southwest Qinling gold field. The Longnan region consists of three projects according to their geographic distribution, type and potential of mineralization.

Yejiaba:	Includes four exploration permits along a regional structural belt parallel to the Yangshan gold belt. The potential in this area is for polymetallic mineralization (gold-silver-iron-lead-zinc). The Company completed the NI 43-101 compliant technical report (refer to above) on Yejiaba Project, which is available on SEDAR.
Yangshan:	Includes four remaining exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area.

Xicheng East: Includes one exploration permit for the east extension of the Xicheng Pb-Zn mineralization belt. The potential in this area is for polymetallic mineralization (gold-silver-lead-zinc).

Yejiaba Project

The Yejiaba Project is located along the collisional boundary separating the Huabei and Yangtze Precambrian cratons. This major E-W trending collision zone has localized a number of large gold and polymetallic deposits within a geologic province that is often referred to as the Qinling Orogenic Belt. Gold and polymetallic mineralization on the Company’s lease package is generally hosted in Silurian-Devonian, thin-bedded limestone interbedded with phyllite. Mineralization is associated with shears and quartz veins, with higher grades typically found along sheared contacts separating massive limestone from the thin-bedded limestone and phyllite unit. Granite porphyry and quartz diorite dykes tend to be spatially associated with mineralization. Alteration accompanying mineralization consists of weak silicification and pyritization with carbonate veining and secondary carbon. Small quartz veinlets are noted in several places. Associated metals consist of silver, lead, antimony and arsenic.

Semi-regional geochemical anomalies were first delineated by the Company in 2005, extending 10 km along a hydrothermally altered zone that follows a NE trending thrust and regional unconformity.

Subsequent work between 2006 and 2012 has included traverse-line investigations, soil sampling, geologic mapping, geophysical surveys (ground magnetic and IP), trenching and drilling.

To date several targets have been identified and tested including: Shanjinba (Zone 1 and 2), Yaoshang, Fujiawan, Baimashi, Bailuyao, Baojia and Paziba.

The Company engaged an independent consultant to conduct a detailed review of the Yejiaba Project in April 2013, in particular to focus on the Baimashi North and East Targets. The sample work performed on the Yejiaba project during 2013 consisted of 912 rock chip samples, 818 soil samples, 41 stream sediment samples and 339 trench channels. The detailed results at the Baimashi North and East Targets are described below.

The Company completed a drilling program for four drilling targets on its Baimashi North Target in 2014. The detailed assay results are described below.

Sampling and assaying

The channel samples taken in the trenches are generally 10 cm wide; 5 cm deep, lengths are typically 1m but can be slightly longer or shorter to match geological boundaries. Only significant channel sample results are reported below, where composited gold grades are over 0.50 g/t. Reported composites may comprise individual samples with gold assays lower than 0.5g/t if it is deemed that the geology and mineralization is continuous over the interval. Channel sample intervals may not necessarily represent true thickness of the mineralization.

Sample preparation was performed by independent laboratory SGS-Tianjin, at their laboratory in Xian (PRC). Pulps are then analyzed at the SGS-Tianjin assay facility in Tianjin. Sample QAQC methods consisted of insertion of blank and duplicates in the field (one in twenty samples), while SGS-Tianjin inserted analytical duplicates and reference standards into the sample stream at their laboratory.

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Baimashi Target

The Baimashi gold-antimony mineralization was discovered on the boundary between Weiziping-Baimashi and Shajinba-Yangjiagou permits and includes the Baimashi North Target that was identified in 2013, located approximately 1Km north of the Baimashi Target; and the Baimashi East Target.

During 2013, the samples in Table 1 were collected within the Baimashi North and East Target. Out of total samples, 118 trench, 75 soil and 37 rock samples were collected from Baimashi East, but the results of these samples demonstrated the gold values in the Baimashi East are tightly confined to narrow structure and thereby effectively diminished the target’s size and significance. The Company has no further exploration planned on this target.

All of the exploration conducted during 2013 indicates the Baimashi North Target is the only target that hosts sufficient size and grade potential to produce a substantial gold deposit.

Table 1. Summary of sample types collected within the Baimashi Targets
	# of Samples	Gold Range (ppm)	Average Au (ppm)
Rock Chip	912	<0.005 – 47.115	0.729
Soil	818	<0.005 – 3.968	0.055
Trench Channels	339	<0.005 – 14.250	0.190
Stream Sediment	41	<0.005 – 0.226	0.015

Baimashi North Target

Gold Mineralization Observed within the Baimashi North Target

The Rock Gold Zone shown in Figure 1 represents the distribution of rock chip gold values exceeding 0.100ppm, and the zone boundaries were defined by combining the rock chip and soil sample results together with the structural data. The gold-in-soil distribution fairly represents the gold zone.

Figure1. Outline of Baimashi North Gold Mineralization Zone relative to soil samples results

18,498,500 mE
18,499,000 mE
Soil sample Au > 0.5 ppm
Soil sample Au 0.1-0.5 ppm
Soil sample Au 0.02-0.1 ppm
Soil sample Au <0.02 ppm
0 100 200
meters
N
3,722,000 mN
3,722,000 mN
Baimashi North Thrust Fault
Rock Gold Mineralization Zone
18,498,500 mE
18,499,000 mE

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In Figure 2, the same Rock Gold Zone is shown relative to the distribution of rock chip sample results together with the mapped mineralized structures (shears, veins, dikes). Here again, the sample data fits well within the zone boundaries, which suggests that the soil sample values generally do a fair job of reflecting the rock sample data. The dominantly northeast-trending Rock Gold Mineralization Zone is approximately 1,200m long by 600m wide. It measures 317,000m2 in plain view and is open to the north. The Baimashi North Target certainly possesses sufficient size for hosting a large gold deposit but will need sufficient gold grade as well.

Figure 2. Outline of Baimashi North Gold Mineralization Zone relative to rock chip results and mineralized structures.

18,498,500 mE
18,499,000 mE
Syenite dike
Diabase dike
Lamprophyre dike
Mineralized vein
Thrust fault
Rock Samples
Au > 10ppm
Au 1 - 10ppm
Au 0.1 - 1ppm
Au < 0.1ppm
N
Q4
MLs
TLs
3,722,000 mN
Baimashi North Thrust
Rock Gold Mineralization Zone
0
100
200
meters

Samples collected within the Baimashi North Target

Following the encouraging results found in the third quarter of 2013 described below, a total of 589 soil samples and 39 rock samples were collected within this target during the fourth quarter of 2013. The soil sample results show a gold range from 0.005 to 3.968 ppm (refer to Table 1).

During the year ended December 31, 2013, 247 rock chip samples, 125 soil samples and 41 stream sediment samples within Baimashi North Target were collected.

The 247 rock samples collected within the Rock Gold Mineralization Zone run from 0.005 to 47.115ppm Au and average 1.49ppm, which is a potentially economic grade for an open-pit operation if this grade can be maintained. A rough analysis of the rock sample data is presented in Table 2, where a high percentage of samples (39%) carrying gold values exceeding 0.5 g/t, while 68% run in excess of 0.1 g/t. Six samples included in the >3.0 ppm Au category in Table 2 exceed 10ppm Au. If these six high-grade samples are taken out, the overall average grade drops to 1.00ppm, which illustrates the weight carried by high-grade samples in this zone.

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Table 2. Summary of rock chip sample results (excludes dumps).
Sample Ranges	Number of Samples	% of Total Samples	Average Au (ppm)	Average As (ppm)	Average Sb (ppm)
>3.0 ppm Au	22	8	8.391	4292	99
1.0-3.0 ppm Au	48	17	1.764	2358	66
0.5-1.0 ppm Au	41	14	0.691	1797	54
0.1-0.5 ppm Au	83	29	0.276	1340	25
<0.1 ppm Au	94	32	0.027	241	8

The overall gold grade distribution is summarized in Table 3. This is a low grade system, and the amount of high grade material found within the low-grade blanket will determine whether or not this target can be economical.

Table 3. Distribution of gold grades in 247 rock samples collected at Baimashi North Target
Grade Range (ppm Au)	<0.1	0.1 -- 0.5	0.5 -- 2	2 -- 4	4 -- 6	6 -- 8	>8
% of Total	18	32	33	9.3	3.2	1.6	2.4

The rock samples collected within this zone tested a variety of geologic features and they can be grouped into vein/fault, dike-related, and altered rock types. The carbonate veins and altered faults usually range from 0.1m to1.0m wide, and the sampling often includes some of the surrounding low-grade wallrock. Altered dikes and dike margins were also sampled as a separate rock type, as were several zones of altered phyllitic limestone (the “altered rock type”) hosting stockwork-type carbonate veinlets.

Averaged Au-As sample results for these three rock groups are compared in Table 4. Based on the As:Au ratios, arsenic values look to be following the intrusive dikes and sills, which suggests a congenetic relationship between the intrusive plumbing and Au-As mineralization. In contrast, the lower As:Au ratio seen in the vein/fault type is attributed to post-intrusion mineralization in younger, more dilatant zones.

Table 4. Comparison of Au-As mineralization in major sample types at Baimashi North Target
Sample Type	Ave. Au (ppm)	Ave. As (ppm)	As/Au Ratio
V: Vein/Fault type	2.190	2185	997
D: Dike related	0.951	1726	1815
R: Altered rock type	0.958	1325	1383

Drilling completed in 2014

The Company’s 2014 exploration program at its Yejiaba Gold Project in southern Gansu, PRC was concluded on January 1, 2015. Starting in July 2014, four diamond holes were drilled for a total of 870.35m within the Baimashi North Target, testing an area of widespread artisanal mining activity that displayed favorable potential for hosting a bulk-tonnage, low grade gold system. This scout drilling program evaluated a variety of Au-As geochemical anomalies and Au-bearing structures identified by Minco’s 2013/2014 surface and underground sampling within an area measuring 1000m long by 500m wide. The Baimashi drill results received so far from SGS are tabulated in Table 5:

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Table 5. Significant gold intercepts in drill holes at the Yejiaba Project.
	Hole #	From (m)	To (m)	Interval (m)	Au (g/t)
Baimashi North Target Zone	BMS-14-001 (223.57m TD)	9.00	22.02	13.02	0.346
		191.94	192.74	0.8	6.948
		192.74	196.37	3.63	0.902
		198.50	199.44	4.96	1.156
	BMS-14-002 (211.37m TD)	29.47	31.86	2.39	0.391
	BMS-14-003 (182.23m TD)	33.80	36.00	2.20	0.331
		82.75	84.82	2.07	0.392
	BMS-14-004 (253.18m TD)	18.20	20.20	2.00	0.498
		35.00	36.00	1.00	0.498
		78.30	79.10	0.80	1.076
		176.73	177.73	1.00	0.934
		222.10	223.10	1.00	2.694
		244.00	245.00	1.00	0.329

The first hole at BMS-14-004 hosts the best gold results, with several intervals of low-grade mineralization punctuated by a high-grade vein intercept (0.8m @ 6.948 g/t) at 192m. The gold mineralization seen in the drill holes did not have higher gold grades at depth which greatly diminished the potential for a bulk tonnage deposit within North Baimashi target. Potential exists for low-tonnage, vein-type mineralization of moderate grade (2.5g/t to 7g/t) along narrow (generally <1m thick), high-angle shears and dike contacts.

Yangshan and Xicheng East

During the three and nine months ended September 30, 2015, the Company did not conduct any exploration activities on these two projects except for maintaining the exploration permits in respect of the projects.

On December 13, 2013, Minco China entered into an agreement with Gansu Yuandong Investment Co., Ltd (“YDIC”) pursuant to which the Company agreed to sell two exploration permits in the Xicheng East and Yangshan area to YDIC for RMB 0.8 million ($150,000). The process of transferring the titles of the two permits to YDIC had not been completed as at September 30, 2015 due to the pending approval by Gansu province.

On December 26, 2014, Minco China entered into an agreement with Beijing Runlong Investment Limited Company (“Beijing Runlong”) in which the Company agreed to sell four exploration permits in the Yangshan area to Beijing Runlong for total cash proceeds of RMB 3,200,000 ($604,618). The process of transferring the titles to the four permits to Beijing Runlong was pending approval by Gansu province and the proceeds were not received as at September 30, 2015. The Company did not record any receivable due to the uncertainty of collectability.

Beijing Runlong agreed to make the following payments to Minco China:

i)	5% of the total cash proceeds within 20 working days from the date of signing the agreement (not received);
ii)	45% of the total cash proceeds upon receiving the approval of the transfer from the Provincial land and resources administrative authority, before submitting to the Ministry of Land and Resources (note received); and
iii)	50% of the total cash proceeds within 5 days upon receiving the approved exploration rights license (not received).

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2.2	Changkeng Gold Project

The following is a discussion of the Changkeng Gold Project, which was held by the Company before July 31, 2015. Technical Information respecting the Changkeng Gold Project is primarily derived from the NI 43-101 technical report entitled "Technical Report and Updated Resource Estimate on the Changkeng Gold Project Guangdong Province, China", dated effective February 21, 2009 and prepared by Tracy Armstrong, P. Geo Ontario, Eugene Puritch, P. Eng. Ontario and Antoine Yassa, P.Geo. Québec, all of P&E Mining Consultants Inc., and all qualified persons for the purposes of NI 43-101. This technical report includes relevant information regarding the data, data validation and the assumptions, parameters and methods of the mineral resource estimates on the Changkeng Gold Project.

Location

The Changkeng gold deposit is located approximately 45 km southwest of Guangzhou, the fourth largest city in China with 13 million people and the capital city of Guangdong Province. The project is adjacent to Minco Silver's Fuwan silver deposit and situated close to well-established water, power and transportation infrastructure.

Ownership

On July 31, the Company sold its 51% interest in Mingzhong to Minco Silver. Mingzhong, a cooperative joint-venture established among Minco China, Guangdong Geological Bureau, Guangdong Gold Corporation, and two private Chinese companies to jointly explore and develop the Changkeng Property, signed a purchase agreement in January 2008 to buy a 100% interest in the Changkeng Exploration Permit on the Changkeng Project from 757 Exploration Team. The transfer of the Changkeng Exploration Permit from 757 Exploration Team to Mingzhong was approved by the MOLAR in 2009. The renewed Changkeng Exploration Permit for a two-year period expires on September 10, 2015. The renewal applications are currently being processed by the Ministry of Land and Resources.

The purchase price of the Changkeng Exploration Permit was set at RMB 48 million ($8.15 million). As of December 31, 2008, Mingzhong paid the first payment of RMB 19 million ($3.22 million) to the 757 Exploration Team for the Changkeng Exploration Permit. The remaining balance of RMB 29 million ($4.92 million) was settled in May 2013. According to the Supplementary Agreement signed between 757 Exploration Team and Mingzhong, 757 Exploration Team agreed to refund RMB 3.8 million ($622,293) to Mingzhong for the exploration costs incurred during the early stage of exploration of Changkeng project. The refunded amount was recorded as an exploration cost recovery during the year ended December 31, 2013. On July 31, 2013, Mingzhong paid the RMB 1.03 million ($169,669) to 757 Exploration Team for the completed hydro-geological program on the Changkeng Gold Project. The hydro-geological program was conducted to assist the preparation of the NI 43-101 technical report entitled "Technical Report and Updated Resource Estimate on the Changkeng Gold Project Guangdong Province, China”: dated effective February 21, 2009.

Geology, Drilling Program and Resources Estimate

There have been no significant changes in the geology, drilling program and resource estimate during the nine months ended September 30, 2015 and as at the MD&A date compared to the year ended December 31, 2014.

A comprehensive discussion of the geology, drilling program and resource estimate are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, dated March 31, 2015 available on SEDAR at www.sedar.com. During the nine months ended September 30, 2015, the Company did not conduct any exploration activities, except for maintaining the Changkeng exploration permit.

On May 22, 2015, the Company entered into the SPA with Minco Silver and Minco Investment for the sale of the Company’s 51% undivided interest in the Changkeng Gold Project for an aggregate purchase price of $13,732,260.

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As at September 30, 2015, the Company had received the sale price of $13.7 million from Minco Silver. Please refer to section 1.

On August 6, 2015, the Company received a letter from the Toronto Stock Exchange (the “TSX”) advising that as a result of the completion of the sale of the Company’s interest in the Changkeng Property and the Changkeng Joint Venture to Minco Silver Corporation, the Company is required to provide a written submission to the TSX outlining how the Company meets or plans to meet the original listing requirements in order to maintain its listing on the TSX. The Company has provided a response to the TSX accordingly. On September 30, the Company received a note from TSX. The Section 717 of the TSX Company Manual will not be applied to the Company and thus the Company currently continues to meet the listing requirement.

On October 27, 2015, the Company received a courtesy call from NYSE to advise that the Company’s stock has been trading below $0.20 for the last 30 days with an average of $0.18. No action was taken at this time. If the stock starts to trade below $0.05, NYSE will initiate a delisting process.

After completing the sale transaction, the Company is seeking to acquire new gold assets and to redeploy its global assets and will continue to evaluate its current remaining assets and business activities in China.

2.3	Equity Investment in Minco Silver Corporation

On April 22, 2014, the Company sold 2,000,000 common shares of Minco Silver for cash proceeds of $1,500,000 which decreased the Company’s equity interest in Minco Silver from 21.81% to 18.45%.

In 2014, the Company determined that due to a significant decline in the market value of Minco Silver’s common shares, the recoverable amount of its investment was less than its carrying amount. As a result, the Company recognized an impairment loss of $4,205,816, which represents the difference between the carrying value of the investment and its recoverable amount. The fair value less costs of disposal based on the quoted market price of Minco Silver’s shares at December 31, 2014 was used as the recoverable amount.

During the nine months ended September 30, 2015, the Company determined that due to a further significant decline in the market value of Minco Silver’s common shares, the recoverable amount of its investment was less than its carrying amount. As a result, the Company recognized an impairment loss of $5,612,875, which represents the difference between the carrying value of the investment and its recoverable amount. The fair value less costs of disposal based on the quoted market price of Minco Silver’s shares at September 30, 2015 was used as the recoverable amount.

As at September 30, 2015, the Company owned 11,000,000 common shares of Minco Silver (December 31, 2014 - 11,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property. These 11,000,000 common share owned by the Company was not part of the transaction with Minco Silver.

For current developments on the Fuwan Silver Project held by Minco Silver, refer to Minco Silver's MD&A available on SEDAR at www.sedar.com.

Equity Investment in Minco Silver is as follows:

The following is a summary of Minco Silver’s financial information as at September 30, 2015 and the year ended December 31, 2014:

	September 30, 2015	December 31, 2014
	$	$
Assets	122,374,337	92,564,638
Liabilities	339,830	419,592
Revenues	-	-
Net income (loss)	6,969,090	(1,665,516)

As at September 30, 2015, Minco Silver Corporation had 59,631,418 common shares and 7,195,666 stock options, 835,000 PSUs outstanding, for a total of 67,662,084 common shares outstanding, on a fully diluted basis.

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2.4	Tugurige Gold project

On December 16, 2010, Minco China entered into a JV agreement with the 208 Team, a subsidiary of China National Nuclear Corporation, to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China. The 208 Team did not comply with certain of its obligations under the JV Agreement, including its obligation to set up a new entity (the “JV Co”) and the transfer of its 100% interest in the Tugurige Gold Project to the JV Co. As a result, Minco China commenced legal action in China seeking compensation.

On March 25, 2013, Minco China settled its claim against the 208 Team relating to the JV Agreement for an amount of RMB 14 million ($2.4 million). The Company received RMB 5 million ($801,395) during 2013 and recognized a receivable of RMB 4 million ($699,688) (settled in 2014) as at December 31, 2013.

On January 4, 2015, Minco China engaged a Chinese law firm to recommence legal action against 208 Team to recover the remaining RMB 5 million ($1,014,734) unpaid balance on a contingent fee basis whereby the Company will pay the Chinese law firm 50% of the net amount recovered.

On May 6, 2015, Minco China reached an agreement to settle its claim against the 208 Team for an amount of RMB 5.5 million ($1,138,472). The payments are to be received in following manner:

i)	On the signing date of the agreement- RMB 500,000 ($103,490) (received on May 7, 2015)
ii)	On or before September 17, 2015- RMB 2,000,000 ($405,894)
iii)	On or before August 7, 2015, RMB 3,000,000 ($608,840)

As at September 30, 2015, Minco China had received RMB 500,000 ($103,490). The remaining RMB 5 million ($1,014,734) balance due under the legal settlement was not recognized due to the uncertainty of collectability. Minco China recommenced a legal action in China seeking compensation. Minco China recognized a gain on the legal settlement of RMB 250,000 ($51,745), net of accrued legal fees during the nine months ended September 30, 2015.

3.	Results of Operations
3.1	Exploration Costs

The following is a summary of exploration costs incurred by each project:

Three months ended September 30,			Nine months ended September 30,		Accumulative to September 30,
2015		2014	2015	2014	2015
$		$			$
Longnan projects	48,531	231,160	418,258	602,373	12,159,155
Changkeng gold project	7,047	112,576	87,986	222,272	8,251,037
Gold Bull Mountain	69,236	4,309	92,303	29,744	2,365,406
Sihui	-	-	106	524	6,099
	124,814	348,045	598,653	854,913	22,781,697

During the three and nine months ended September 30, 2015, the Company did not conduct any exploration activities on the Changkeng and Gold Bull Mountain projects, except for maintaining the exploration permits.

3.2	Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing of the Company’s development activities.

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For the three months ended September 30, 2015, the Company incurred a total of $263,730 of administrative expenses (2014 - $ 372,313).

For the nine months ended September 30, 2015, the Company incurred a total of $1,214,761 of administrative expenses (2014 - $ 1,421,317).

The following table is a summary of the Company’s administrative expenses for the three and nine months ended September 30, 2015 and 2014.

	Three months ended		Nine months ended
	September 30,		September 30,
Administrative expenses	2015	2014	2015	2014
	$	$	$	$
Accounting and audit	49,341	29,193	116,758	79,599
Amortization	3,870	15,227	33,768	51,354
Consulting	17,487	2,060	44,087	9,204
Directors’ fees	18,000	10,188	47,124	41,188
Foreign exchange (gain) loss	(47,068)	9,912	(29,924)	6,984
Investor relations	13,116	4,505	36,598	23,712
Legal and regulatory	29,436	26,004	158,601	86,888
Office and miscellaneous	71,820	80,887	322,930	288,746
Property investigation	22,081	18,354	50,567	56,836
Salaries and benefits	53,544	116,802	322,426	464,306
Share-based compensation	13,349	43,528	37,891	265,553
Travel and transportation	18,754	15,653	73,935	46,947
	263,730	372,313	1,214,761	1,421,317

Significant changes in expenses are as follows:

Accounting and auditing

Accounting and auditing expenses for the three months ended September 30, 2015 were $49,341 compared to $29,193 for the comparative period of 2014. The increase was due to the Company engaging its external auditor for quarterly review in 2015.

Accounting and auditing expenses for the nine months ended September 30, 2015 were $116,758 compared to $79,599 for the comparative period of 2014. The increase was due to the same reason described above.

Consulting

Consulting expenses for the three months ended September 30, 2015 were $17,487 compared to $2,060 for the comparative period of 2014. The increase was due primarily to the Company hired its new Chief Financial officer in 2015.

Consulting expenses for the nine months ended September 30, 2015 were $44,087 compared to $9,204 for the comparative period of 2014. The increase was due to the same reason described above.

Legal and regulatory

Legal, regulatory and filing expenses were $29,436 for the three months ended September 30, 2015 compared to $26,004 for the comparative period of 2014. The increase was due to the Company engaging an external legal counsel to assist with the transaction with Minco Silver and general corporate matters during the period of 2015.

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Legal, regulatory and filing expenses were $158,601 for the nine months ended September 30, 2015 compared to $86,888 for the comparative period of 2014. The increase was due the same reason described above.

Office administrative expenses

Office administrative expenses were $71,820 for the three months ended September 30, 2015 compared to $80,887 for the comparative period of 2014. The decrease was mainly due to the close of Chinese office in 2015.

Office administrative expenses for the nine months ended September 30, 2015 were $322,930 compared to $288,746 for the comparative period of 2014. The increase was mainly due to an increase in insurance premiums for the directors and officers insurance policy in 2015.

Salaries and benefit

Salaries and benefit expense for the three months ended September 30, 2015 was $53,544 compared to $116,802 for the comparative period of 2014. The decrease was due to the departure of former CFO during 2014 and the close of Chinese office in 2015.

Salaries and benefit expense for the nine months ended September 30, 2015 was $322,426 compared to $464,306 for the comparative period of 2014. The decrease was due to the same reason described above.

Share-based compensation

Share-based compensation expense for the three months ended September 30, 2015 was $13,349 compared to $43,528 for the comparative period of 2014. The decrease was due to the lower value of options in 2015.

Share-based compensation expense for the nine months ended September 30, 2015 was $37,891 compared to $265,553 for the comparative period of 2014. The decrease was due to the same reason described above.

Travel and transportation

Travel and transportation expense for the three months ended September 30, 2015 was $18,754 compared to $15,653 for the comparative period of 2014. The increase was due to increasing business activities and business meetings in 2015.

Travel and transportation expense for the nine months ended September 30, 2015 was $73,935 compared to $46,947 for the comparative period of 2014. The increase was due to the same reason described above.

3.3	Finance and other income (expense)

For the three months ended September 30, 2015, the net amount of finance and other income was $16.1 million compared to the finance and other expense of $0.7 million for the comparative period of 2014. The other gain in 2015 was mainly due to a gain of $18.5 million from sale of Minco Resources and its subsidiaries, net off a loss of $2.4 million from the impairment in the equity investment in Minco Silver.

For the nine months ended September 30, 2015, the net amount of finance and other income was $12.5 million compared to the finance and other expenses of $3.0 million for the comparative period of 2014. The other gain in 2015 represents a gain from legal settlement of $51,745, interest income of $38,042 (2014 - $9,211), a gain on sale of Minco Resources and its subsidiaries of $18.5 million, a share of Minco silver’s income of $1.3 million (2014 – a loss of $0.3 million), net of a loss of $5.6 million (2014 - $0.4 million) from the impairment in the equity investment in, and partial disposal of, Minco Silver.

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4.	Summary of Quarterly Results (unaudited)
	Net income (loss) attributable to	Income (loss) per share
Period ended	shareholders	Basic	Diluted
09-30-2015(*****)	16,053,414	0.32	0.32
06-30-2015(****)	278,997	0.01	0.01
03-31-2015(***)	(3,810,723)	(0.08)	(0.08)
12-31-2014 (**)	(4,455,430)	(0.09)	(0.09)
09-30-2014	(658,961)	(0.01)	(0.01)
06-30-2014 (*)	(1,335,106)	(0.03)	(0.03)
03-31-2014	(904,665)	(0.02)	(0.02)
12-31-2013	(637,398)	(0.01)	(0.01)

Variations in quarterly performance over the eight quarters can be primarily attributed to changes in dilution gains and losses and equity gains and losses resulting from the Company’s investment in Minco Silver. Another contributing factor is changes in the amount of share-based compensation recognized in each period.

(*) Net loss increased to $1.3 million for the period ended September 30, 2014 mainly due to the loss on partial disposition of investment in Minco Silver of $0.4 million.

(**) Net loss increased to $4.4 million for the period ended December 31, 2014 mainly due to the impairment recorded for the equity investment in Minco Silver of $4.2 million.

(***) Net loss increased to $3.8 million for the period ended March 31, 2015 mainly due to the impairment recorded for the equity investment in Minco Silver of $3.5 million.

(****) Net income of $0.3 million for the period ended June 30, 2015 was mainly due to a gain from Equity investment in Minco Silver.

(*****) Net income of 16.1 million for the period September 30, 2015 was mainly due to an $18.5 million gain from sale of Minco Resources and its subsidiaries.

5.	Liquidity and Capital Resources
5.1	Cash Flows
	Nine months ended September 30,
	2015	2014
	$	$
Operating activities	(1,636,282)	(1,593,074)
Investing activities	4,872,243	2,206,329
Financing activities	17,290	329,304

Operating activities

For the nine months ended September 30, 2015, the Company used $1,636,282 cash in operating activities similar to $1,593,074 cash used in the comparative period of 2014.

Investing activities

For the nine months ended September 30, 2015, the Company generated $4,872,243 from investing activities. During the period, the Company’s cash balance was reduced by $1.4 million as subsidiaries which carried these cash balances were sold to Minco Silver. The Company received a short-term investment as consideration for the sale of the Chinese subsidiaries and redeemed $6,210,982 from these short-term investments. In addition, the Company received RMB 500,000 ($98,941) proceeds from the legal settlement

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with the 208 Team. In the comparative period of 2014, the Company received RMB 4 million ($720,095) proceeds from the legal settlement with the 208 Team. The Company also obtained proceeds of $1,500,000 from the disposition of Minco Silver’s share.

Financing activities

For the nine months ended September 30, 2015, the Company received $17,290 cash from exercised of stock option. In the comparative period of 2014, the Company received cash of $73,333 from the exercised of stock options and $255,971 cash advanced from minority shareholders.

5.2	Capital Resources

As at September 30, 2015, the Company’s working capital has increased to $9,563,945, compared to a working capital deficiency of $2,093,361 at the year ended 2014. The increase in working capital was due primarily to the cash received from the sale of Minco Resources and its subsidiaries.

The Company does not generate revenues and relies on equity and debt financing for its working capital requirements to fund exploration, permitting and administrative activities. As at September 30, 2015, the Company has sufficient working capital available to meet its current operational requirements.

5.3	Contractual Obligations

The Company’s contractual obligations are related to a cost sharing agreement between the Company, Minco Silver and Minco Base Metals Corporation (“MBM”), related parties domiciled in Canada, which outlines shared expenses incurred by the three companies including consulting and rental expenses.

There have been no material changes in the Company’s contractual obligations for the nine months ended September 30, 2015 compared to the year ended December 31, 2014. Please refer to the Company’s 2014 MD&A dated March 27, 2015, available on SEDAR.

6.	Off -Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

7.	Transactions with Related Parties

Shared expenses

Minco Silver and Minco Gold share offices and certain administrative expenses with Minco Silver, MBM, a company with which the Company’s CEO has significant influence over, and Minco Gold share offices and certain administrative expenses in Vancouver.

At September 30, 2015, the Company had $25,835 due to Minco Silver (December 31, 2014 – $3,603,848) representing shared office expenses and expenses in relation to the retained assets. In 2014, the amount due to Minco Silver consisted of $3,700,000 debt to Minco Silver and $96,152 of shared expenses due from Minco Silver. $3,700,000 debt was settled as part of the Company’s sale of the Chinese properties. Please refer to section 1.

At September 30, 2015, the Company had $18,444 due from MBM (December 31, 2014 - $47,696), in relation to shared office expenses.

The amounts due are unsecured, non-interest bearing and payable on demand.

Key management compensation

Key management includes the Company’s directors and senior management. This compensation is included in exploration costs and administrative expenses.

For the three and nine months ended September 30, 2015 and 2014, the following compensation was paid to key management:

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	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
Cash remuneration	53,174	52,650	198,174	209,102
Share-based compensation	10,812	33,438	30,990	189,591
Total	63,985	86,088	229,164	398,693

The above transactions were conducted in the normal course of business.

8.	Critical Accounting Estimates

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements:

Impairment

At each reporting date, management conducts a review to determine whether there is any objective evidence that the investment in associate is impaired. This determination requires significant judgment. In making this judgment, management evaluates among other factors, the duration and extent to which the recoverable amount of the investment in Minco Silver is less than its carrying value.

If the recoverable amount is less than the carrying value, the company recognizes an impairment loss in the statement of income (loss).

Management evaluated its investment in Minco Silver for impairment and due to the significant decline in the market value of the Minco Silver shares; the company has recognized an impairment loss of $5,612,875 during the nine months ended September 30, 2015.

9.	Accounting Standards Issued but Not Yet Applied

IFRS 9, Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments: Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This effective date of this new standard will be for periods beginning on or after January 1, 2018 with early adoption permitted. The Company has not yet assessed the impact of this standard or determined whether it will adopt earlier.

10.	Financial Instruments

Financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of income or comprehensive income. Those categories are: fair value through profit or loss, loans and receivables, available for sale and other financial liabilities.

The following table summarizes the carrying value of financial assets and liabilities as at September 30, 2015 and December 31, 2014.

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September 30,		December 31,
	2015	2014
Loans and receivables	$	$
Cash	5,578,472	2,117,038
Short-term investment	3,905,923
Receivables	147,861	103,174
Due from related party	18,444	47,696

Liabilities
Accounts payables	126,305	444,914
Advance from non-controlling interest	-	453,463
Due to related party	25,835	3,603,848

The carrying value of the Company’s loans and receivables and financial liabilities approximate their fair value.

Financial risk factors

The company’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. Risk management activities are carried out by management, who identifies and evaluates the financial risks.

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

•	Cash and cash equivalents– In order to manage credit and liquidity risk the Company places its cash with major financial institutions in two major banks in Canada (subject to deposit insurance up to $100,000). As at September 30, 2015, total cash of $5,612,875 was placed with a few institutions.
•	Short-term investment – The Company places its short-term investment with a major financial institution in a major bank in Canada. As at September 30, 2015, total short-term investment was $3,905,923.

Foreign exchange risk

The Company’s functional currency is the Canadian dollar in Canada. The foreign currency risk is related to US dollar funds held in these entities. Therefore the Company’s net earnings are impacted by fluctuations in the valuation of the US dollar in relation to the Canadian dollar.

The Company does not hedge its exposure to currency fluctuations. The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$4 million monetary assets as at September 30, 2015. This sensitivity analysis shows that a changed of +/- 10% in US$ foreign exchange rate would have a -/+ US$0.4 million impact on net loss.

Interest rate risk

The effective interest rate on financial liabilities (accounts payable) ranged up to 1%. The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in

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market interest rates. Cash investments held by the Company bear interest at a fixed rate thus exposing the Company to the risk of changes in fair value arising from interest rate fluctuations. A 1% increase in the interest rate in Canada will have a net (before tax) income effect of $96,036 (December 31, 2014 - $21,000), assuming the foreign exchange rate remains constant.

11.	Risks Factors and Uncertainties

A comprehensive discussion of risk factors is included in the Company's annual report on Form 20-F for the year ended December 31, 2014, dated March 31, 2015, available on SEDAR at www.sedar.com.

12.	Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The control framework used to design the Company’s internal control over financial reporting is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

During the nine-month period ended September 30, 2015, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

13.	Cautionary Statement on Forward-Looking Information

Except for statements of historical fact, this MD&A contains certain “forward looking information” and “forward looking statements” within the meaning of applicable securities laws, which reflect management’s current expectations regarding, among other things and without limitation, the Company’s future growth, results of operations, performance and business prospects, opportunities, future price of minerals and effects thereof, the estimation of mineral reserves and resources, the timing and amount of estimated capital expenditures, the realization of mineral reserve estimates, costs and timing of proposed activities, plans and budgets for and expected results of exploration timing of proposed activities, plans and budgets for and expected results of exploration activities, exploration and permitting time-lines, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligation and expenses, the availability of future acquisition opportunities and use of the proceeds from financing. Generally, forward looking statements and information can be identified by the use of forward looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are included throughout this document and include, but are not limited to, statements with respect to: our plans for future exploration programs for our mineral properties; the ability to generate working capital; markets; economic conditions; performance; business prospects; results of operations; capital expenditures; and foreign exchange rates. All such forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: our interest in our mineral properties may be challenged or impugned by third parties or governmental authorities; economic, political and social changes in that country.

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Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that statements containing forward looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on statements containing forward looking information. All of the forward-looking information and statements contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which we are exposed are described in additional detail under the section entitled "Item 3: Key Information – D. Risk Factors" in the Company's annual report on Form 20-F available on SEDAR at www.sedar.com. The forward-looking information and statements are made as of the date of this document, and we assume no obligation to update or revise them except as required pursuant to applicable securities laws.

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